

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

David A. Yovanno
Chief Executive Officer
Marin Software Incorporated
123 Mission Street, 25th Floor
San Francisco, CA 94105

>   **Re: Marin Software Incorporated**
>   **Registration Statement on Form S-3**
>   **Filed February 23, 2015**
>   **File No. 333-202240**

Dear Mr. Yovanno:

We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you are registering shares of common stock that the selling stockholders acquired in connection with your acquisition of Social Moov. In regards to these shares, the legality opinion states that you are registering up to 926,730 shares of common stock that the company may issue in the future. Your Form 8-K filed on February 5, 2015 indicates that these shares are payable on the one- and two- year anniversaries of the closing of the acquisition. Please revise the cover page, summary and selling stockholder discussion to disclose the number of shares you are registering that have not yet been issued and describe briefly the circumstances under which they will be issued.

Incorporation of Certain Information by Reference, page 7

2.   You incorporate by reference the information contained in your Form 10-K for the fiscal year ended December 31, 2014. However, certain information in Part III to your Form 10-K will be incorporated by reference from your definitive proxy statement for your

2015 annual meeting. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-3 is declared effective or include the officer and director information in the Form 10-K. Refer to Question 123.01 of Securities Act Form Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David A. Yovanno
Marin Software Incorporated
March 18, 2015
Page 3

      Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

          Sincerely,

          /s/ Matthew Crispino

          Matthew Crispino
          Staff Attorney

cc: Jeffrey Vetter
       Fenwick & West LLP